SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)

The Howard Hughes Corporation

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

44267D107

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management, Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 956-5182

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019−6099

(212) 728−8000

February 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267D107	Page 2 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings HHC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,715,588*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,715,588*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,715,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 2,715,588 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 6.9% of the shares of Common Stock. See Item 5.

CUSIP No. 44267D107	Page 3 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,715,588*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,715,588*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,715,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 2,715,588 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 6.9% of the shares of Common Stock. See Item 5.

CUSIP No. 44267D107	Page 4 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,715,588*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,715,588*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,715,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 2,715,588 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 6.9% of the shares of Common Stock. See Item 5.

CUSIP No. 44267D107	Page 5 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,436*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,436*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 80,436*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 2,715,588 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 6.9% of the shares of Common Stock. See Item 5.

CUSIP No. 44267D107	Page 6 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 160,545*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 160,545*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 160,545*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 2,715,588 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 6.9% of the shares of Common Stock. See Item 5.

CUSIP No. 44267D107	Page 7 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,788*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,788*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 53,788*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 2,715,588 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 6.9% of the shares of Common Stock. See Item 5.

CUSIP No. 44267D107	Page 8 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,788*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,788*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 53,788*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 2,715,588 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 6.9% of the shares of Common Stock. See Item 5.

CUSIP No. 44267D107	Page 9 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,008*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,008*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 181,008*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 2,715,588 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 6.9% of the shares of Common Stock. See Item 5.

CUSIP No. 44267D107	Page 10 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,715,588*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,715,588*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,715,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 44267D107	Page 11 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,715,588*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,715,588*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,715,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP No. 44267D107	Page 12 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,715,588*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,715,588*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,715,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 44267D107	Page 13 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,715,588*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,715,588*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,715,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP No. 44267D107	Page 14 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,715,588*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,715,588*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,715,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 44267D107	Page 15 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,715,588*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,715,588*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,715,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights of Brookfield Retail Holdings HHC LLC, the Reporting Person may be deemed to share beneficial ownership of 2,715,588 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 6.9% of the shares of Common Stock. See Item 5.

CUSIP No. 44267D107	Page 16 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,715,588*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,715,588*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,715,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights of Brookfield Retail Holdings HHC LLC, the Reporting Person may be deemed to share beneficial ownership of 2,715,588 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 6.9% of the shares of Common Stock. See Item 5.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 6”) amends the Schedule13D filed on November 19, 2010 (“Original Schedule 13D”) and amended on February 3, 2012 (“Amendment No. 1”), on June 14, 2012 (“Amendment No. 2”), on November 14, 2012 (“Amendment No. 3”), on December 21, 2012 (“Amendment No. 4”) and on January 23, 2013 (“Amendment No. 5” and, together with the Original Schedule 13D, Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the “Schedule 13D”). This Amendment No. 6 relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”).

Item 5. Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended in their entirety as follows:

(a)-(b) As of the close of business on February 11, 2013, the Investment Vehicles directly held and beneficially owned the shares of Common Stock indicated on the following table. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 39,498,912 shares of Common Stock outstanding, which includes the 37,973,640 shares of Common Stock reported as outstanding as of November 5, 2012 by the Company in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012 plus the 1,525,272 shares of Common Stock issued to the Investment Vehicles pursuant to the terms of the Warrant Purchase Agreement as set forth in Item 4 in Amendment No. 3.

Investment Vehicle	Common Stock	Beneficial Ownership
BRH HHC	883,836	2.24%
BRH II	606,499	1.54%
BRH III	695,688	1.76%
BRH IV-A	80,436	0.20%
BRH IV-B (1)	160,545	0.41%
BRH IV-C (1)	53,788	0.14%
BRH IV-D	53,788	0.14%
BRH V	181,008	0.46%
Total:	2,715,588	6.88%

(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock owned by each of the Investment Vehicles, consisting of 2,715,588 shares of Common Stock representing 6.9% of the Common Stock. As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, Partners, BHC and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock.

US Corp. is the non-managing member of BRH HHC. By virtue of (i) its ability under the Operating Agreement of BRH HHC to appoint and remove the board of directors of BRH HHC and (ii) the ability of the board of directors of BRH HHC to direct BAM Canada on behalf of BRH HHC to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), US Corp. may be deemed to share voting and investment power with respect to the 2,715,588 shares of Common Stock owned by the Investment Vehicles, representing approximately 6.9% of the shares of the Common Stock. As direct and indirect controlling persons of US Corp, US Holdings, BHC, Partners and Brookfield may be deemed to share with US Corp. beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 2,715,588 shares of Common Stock, constituting beneficial ownership of 6.9% of the shares of the Common Stock. Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by each of the other Investment Vehicles.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons. Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that either Future Fund or SB beneficially owns shares of Common Stock that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock since the filing of Amendment No. 5 other than the transactions set forth below:

Date	Investment Vehicle	Number of Shares Sold	Weighted Average Sale Price
1/23/13[1]	BRH HHC	2,170	$74.1731
	BRH II	1,489	$74.1731
	BRH III	1,708	$74.1731
	BRH IV-A	197	$74.1731
	BRH IV-B (1)	394	$74.1731
	BRH IV-C (1)	132	$74.1731
	BRH IV-D	132	$74.1731
	BRH V	444	$74.1731
1/24/13[2]	BRH HHC	847	$73.5719
	BRH II	581	$73.5719
	BRH III	666	$73.5719
	BRH IV-A	77	$73.5719
	BRH IV-B (1)	154	$73.5719
	BRH IV-C (1)	51	$73.5719
	BRH IV-D	51	$73.5719
	BRH V	173	$73.5719

1 On this date, shares were sold at a range of $74.01 to $74.30 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

2 On this date, shares were sold at a range of $73.50 to $73.67 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

Date	Investment Vehicle	Number of Shares Sold	Weighted Average Sale Price
1/25/13[3]	BRH HHC	4,912	$72.6286
	BRH II	3,371	$72.6286
	BRH III	3,866	$72.6286
	BRH IV-A	447	$72.6286
	BRH IV-B (1)	892	$72.6286
	BRH IV-C (1)	299	$72.6286
	BRH IV-D	299	$72.6286
	BRH V	1,006	$72.6286
1/28/13[4]	BRH HHC	32,960	$72.105
	BRH II	22,617	$72.105
	BRH III	25,943	$72.105
	BRH IV-A	3,000	$72.105
	BRH IV-B (1)	5,987	$72.105
	BRH IV-C (1)	2,006	$72.105
	BRH IV-D	2,006	$72.105
	BRH V	6,750	$72.105
1/29/13[5]	BRH HHC	5,980	$72.5618
	BRH II	4,103	$72.5618
	BRH III	4,707	$72.5618
	BRH IV-A	544	$72.5618
	BRH IV-B (1)	1,086	$72.5618
	BRH IV-C (1)	364	$72.5618
	BRH IV-D	364	$72.5618
	BRH V	1,225	$72.5618
1/30/13[6]	BRH HHC	1,092	$72.5986
	BRH II	750	$72.5986
	BRH III	861	$72.5986
	BRH IV-A	100	$72.5986
	BRH IV-B (1)	199	$72.5986
	BRH IV-C (1)	67	$72.5986
	BRH IV-D	67	$72.5986
	BRH V	224	$72.5986
2/1/13[7]	BRH HHC	15,676	$72.5788
	BRH II	10,758	$72.5788
	BRH III	12,340	$72.5788
	BRH IV-A	1,427	$72.5788
	BRH IV-B (1)	2,848	$72.5788
	BRH IV-C (1)	954	$72.5788
	BRH IV-D	954	$72.5788
	BRH V	3,210	$72.5788

3 On this date, shares were sold at a range of $72.50 to $72.78 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

4 On this date, shares were sold at a range of $72.10 to $72.50 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

5 On this date, shares were sold at a range of $72.50 to $72.68 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

6 On this date, shares were sold at a range of $72.50 to $72.84 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

7 On this date, shares were sold at a range of $72.25 to $73.07 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

Date	Investment Vehicle	Number of Shares Sold	Weighted Average Sale Price
2/4/13[8]	BRH HHC	16,600	$71.9589
	BRH II	11,390	$71.9589
	BRH III	13,065	$71.9589
	BRH IV-A	1,511	$71.9589
	BRH IV-B (1)	3,015	$71.9589
	BRH IV-C (1)	1,010	$71.9589
	BRH IV-D	1,010	$71.9589
	BRH V	3,399	$71.9589
2/5/13[9]	BRH HHC	11,773	$72.3681
	BRH II	8,078	$72.3681
	BRH III	9,266	$72.3681
	BRH IV-A	1,071	$72.3681
	BRH IV-B (1)	2,138	$72.3681
	BRH IV-C (1)	716	$72.3681
	BRH IV-D	716	$72.3681
	BRH V	2,411	$72.3681
2/6/13[10]	BRH HHC	14,125	$72.349
	BRH II	9,693	$72.349
	BRH III	11,118	$72.349
	BRH IV-A	1,285	$72.349
	BRH IV-B (1)	2,566	$72.349
	BRH IV-C (1)	860	$72.349
	BRH IV-D	860	$72.349
	BRH V	2,893	$72.349
2/8/13[11]	BRH HHC	5,971	$72.6198
	BRH II	4,096	$72.6198
	BRH III	4,698	$72.6198
	BRH IV-A	543	$72.6198
	BRH IV-B (1)	1,084	$72.6198
	BRH IV-C (1)	363	$72.6198
	BRH IV-D	363	$72.6198
	BRH V	1,222	$72.6198
2/11/13[12]	BRH HHC	24,477	$72.5019
	BRH II	16,795	$72.5019
	BRH III	19,265	$72.5019
	BRH IV-A	2,227	$72.5019
	BRH IV-B (1)	4,446	$72.5019
	BRH IV-C (1)	1,489	$72.5019
	BRH IV-D	1,489	$72.5019
	BRH V	5,012	$72.5019

(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

8 On this date, shares were sold at a range of $71.95 to $72.58 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

9 On this date, shares were sold at a range of $72.25 to $72.84 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

10 On this date, shares were sold at a range of $72.25 to $72.60 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

11 On this date, shares were sold at a range of $72.56 to $72.71 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

12 On this date, shares were sold at a range of $72.50 to $72.67 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	BROOKFIELD ASSET MANAGEMENT

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: February 13, 2013	PARTNERS Limited

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: February 13, 2013	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: February 13, 2013	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: February 13, 2013	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: February 13, 2013	brookfield US Holdings inc.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: February 13, 2013	brookfield US Corporation

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: February 13, 2013	BROOKFIELD RETAIL HOLDINGS HHC LLC

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: February 13, 2013	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: February 13, 2013	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: February 13, 2013	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: February 13, 2013	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: February 13, 2013	BROOKFIELD RETAIL HOLDINGS IV-C LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: February 13, 2013	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: February 13, 2013	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President